Exhibit (a)(5)(A)
March 13, 2009 /PR NEWSWIRE

JLL Partners Will Extend the Expiration Date for Its Previously Announced Tender Offer for All Outstanding Shares of Common Stock of PharmaNet Development Group, Inc.

NEW YORK -- JLL Partners (“JLL”), a leading private equity investment firm, announced today that it has extended the expiration date for its previously announced tender offer for all of the outstanding shares of common stock of PharmaNet Development Group, Inc. (NASDAQ:PDGI) (“PharmaNet”).  The tender offer was commenced by JLL PharmaNet Holdings, LLC (“Parent”), through its wholly-owned subsidiary, PDGI Acquisition Corp. (“Purchaser”), which is an affiliate of JLL and one of the investment funds managed by JLL, JLL Partners Fund VI, L.P. (the “Sponsor”).

The tender offer, which had been scheduled to expire on March 12, 2009 at 12:00 midnight, New York City time (the “Initial Expiration Date”), will now expire at 12:00 midnight, New York City time, on March 19, 2009 (as extended, the “Expiration Date”), unless further extended by JLL.  Based on information provided by American Stock Transfer and Trust Company, the Depositary for the tender offer, as of the Initial Expiration Date, a total of approximately 17,286,075 shares representing approximately 87.32% of the outstanding shares of common stock of PharmaNet (in addition to 4,817,627 shares tendered under guaranteed delivery procedures), had been validly tendered and not withdrawn as of the Initial Expiration Date.  Stockholders who have already tendered their shares do not have to re-tender their shares or take any other action as a result of the extension of the Expiration Date of the tender offer.

Purchaser is extending the Expiration Date for the tender offer because it has determined that it is necessary to make a premerger notification to the German Federal Cartel Office (the “FCO”) seeking approval of the tender offer and the subsequent merger of Purchaser and PharmaNet for purposes of compliance with applicable German competition law. The premerger notification was submitted to the FCO on March 11, 2009.  Purchaser does not intend to consummate the tender offer until approval of the FCO is received.  If Parent and Purchaser do not receive approval for the tender offer from the FCO on or prior to the Expiration Date, Parent and Purchaser may further extend the Expiration Date.  The FCO premerger notification is administrative in nature and Parent and Purchaser believe that it should not present an impediment to completion of the tender offer.  Parent and Purchaser remain committed to completing the tender offer and the merger and intend to complete the transactions as soon as possible after FCO clearance is obtained.  Purchaser, Parent and the Sponsor will file an amendment to the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2009, providing supplemental disclosure relating to the premerger notification filing and related matters.  All other terms and conditions of the tender offer remain unchanged.

Upon the successful closing of the tender offer, stockholders of PharmaNet will receive $5.00 in cash net for each share of PharmaNet common stock tendered in the tender offer, without interest and less any required withholding taxes.  Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, PharmaNet will become a wholly owned subsidiary of Parent.

About JLL Partners

Parent is an affiliate of the Sponsor, a private equity investment fund managed by JLL. Each of Parent and Purchaser were formed for the purpose of entering into a business combination transaction with PharmaNet, and have not carried on any business activities other than in connection with the tender offer and merger.

Founded in 1988, JLL is a leading private equity investment firm with approximately $4.0 billion of capital under management that has invested in a variety of industries, with special focus on healthcare and medical services, financial services and building products. JLL makes equity investments in middle market companies with the objective of extricating good companies from complicated situations or building strong companies in partnership with exceptional managers. Further information related to JLL can be found on its website, www.jllpartners.com.

Important Information about the Tender Offer

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Parent, Purchaser and the Sponsor with the SEC on February 12, 2009. In addition, on February 12, 2009, PharmaNet filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to either Innisfree M&A Incorporated, the information agent for the tender offer at (888) 750-5834 (toll free), or to Jefferies & Company, Inc., the Dealer Manager for the tender offer at (888) 323-3302 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.